Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Lithium Americas (Argentina) Corp. (formerly Lithium Americas Corp.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Lithium Americas (Argentina) Corp. (formerly Lithium Americas Corp.) and its subsidiaries (together, the Company) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive (loss)/income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it presents the equity-settleable convertible notes in 2024.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing in Management's Discussion & Analysis for the year ended December 31, 2024. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

PricewaterhouseCoopers LLP

PwC Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T.: +1 604 806 7000, F.: +1 604 806 7806, Fax to mail: ca_vancouver_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of embedded derivatives in equity-settleable convertible notes

As described in Notes 3 and 13 to the consolidated financial statements, the Company issued an aggregate of $258.8 million principal amount of 1.75% equity-settleable convertible notes in December 2021 (Convertible Notes). The Convertible Notes represent financial instruments that include a debt host and embedded derivatives related to the conversion and redemption options, which are separated from the debt host and accounted for at fair value with changes in fair value recorded in the statements of comprehensive loss. The embedded derivative liability was revalued on December 31, 2024 at $0.6 million. The valuation of the embedded derivative liability required management to make significant estimates and judgments. Management determined the fair value of the embedded derivative liability as of December 31, 2024 using a Partial Differential Equation method with Monte Carlo Simulation. The significant assumptions used by management to value the embedded derivative liability included the Company’s expected traded instruments volatility and credit spread.

The principal considerations for our determination that performing procedures relating to the valuation of embedded derivatives in the Convertible Notes is a critical audit matter are (i) the significant judgments by management to determine the fair values of the embedded derivative liability, which included significant assumptions related to the Company’s expected traded instruments volatility and credit spread; (ii) the significant audit effort due to a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the significant assumptions used in the valuation; and (iii) the audit effort which involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the determination of the fair values of the embedded derivative liability. These procedures also included, among others, (i) the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of possible valuations for the embedded derivative liability at inception and as of December 31, 2024, based on third party data and independently developed assumptions of the Company’s expected traded instruments volatility and credit spread, and (ii) comparing the independent estimate to management’s estimate to evaluate the reasonableness of management’s estimate.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 17, 2025

We have served as the Company’s auditor since 2015.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

		December 31,	December 31,	January 1,
	Note	2024	2023	2023
			Restated *	Restated *
		$	$	$
CURRENT ASSETS
Cash and cash equivalents	5	85,543	122,293	194,471
Short-term bank deposits		-	-	157,631
Prepayments to Minera Exar for lithium carbonate purchases	9	-	6,673	-
Receivables from purchasers for lithium carbonate	9	17,436	-	-
Loans to Exar Capital	8	10,799	-	-
Other receivables, prepaids and deposits		3,631	4,609	3,990
		117,409	133,575	356,092
NON-CURRENT ASSETS
Associates and other investments		-	-	31,343
Investment in Sal de la Puna Project	6	183,207	181,270	-
Loans to Exar Capital	8	369,616	320,869	223,122
Loans to Minera Exar	10	67,355	-	-
Investment in Cauchari-Olaroz Project	7	32,919	59,581	41,507
Long-term receivable from JEMSE	7	7,935	7,394	6,813
Property, plant and equipment	11	8,988	9,245	9,026
Exploration and evaluation assets	12	343,794	343,092	348,645
		1,013,814	921,451	660,456
TOTAL ASSETS		1,131,223	1,055,026	1,016,548

CURRENT LIABILITIES
Accounts payable and accrued liabilities		8,375	9,649	16,540
Payable to Minera Exar for lithium carbonate purchases	9	21,152	-	-
Customer advances	9	-	2,322	-
Convertible notes interest and other liabilities		2,308	2,608	3,105
Equity-settleable convertible notes	13	208,437	200,361	204,472
		240,272	214,940	224,117
NON-CURRENT LIABILITIES
Deferred income tax liability	23	-	10,659	-
Decommissioning provision		-	-	478
Other liabilities		21	496	7,951
		21	11,155	8,429
TOTAL LIABILITIES		240,293	226,095	232,546

EQUITY
Share capital	14	1,619	1,607	1,350
Capital reserve		1,499,682	1,492,001	1,058,361
Accumulated other comprehensive loss		(3,487)	(3,487)	(3,487)
Deficit		(669,540)	(661,190)	(272,222)
TOTAL EQUITY ATTRIBUTABLE TO LITHIUM ARGENTINA'S SHAREHOLDERS		828,274	828,931	784,002
Non-controlling interest	10	62,656	-	-
TOTAL EQUITY		890,930	828,931	784,002
TOTAL LIABILITIES AND EQUITY		1,131,223	1,055,026	1,016,548

*The comparative information has been reclassified as discussed in Note 13 and Note 14.

Approved for issuance on March 14, 2025

On behalf of the Board of Directors:

“Robert Doyle”	“George Ireland”
Director	Director

1

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

		Years Ended December 31,
	Note	2024	2023	2022
		$	$	$
EXPENSES
Exploration and evaluation expenditures	17	(10,078)	(21,214)	(4,733)
General and administrative	16	(14,654)	(21,401)	(13,339)
Equity compensation		(7,229)	(8,399)	(2,602)
Share of (loss)/income of Cauchari-Olaroz Project	7	(28,232)	16,211	(83,276)
Share of loss of Arena Minerals		-	(677)	(1,359)
Share of loss of Sal de la Puna Project	6	(176)	(866)	-
		(60,369)	(36,346)	(105,309)
OTHER ITEMS
Transaction costs	19	(6,818)	(7,569)	-
Gain on financial instruments measured at fair value	13	12,530	22,379	44,570
Gain on modification of the loans to Exar Capital		-	-	20,354
Finance costs	18	(25,176)	(22,702)	(20,874)
Foreign exchange gain		2,147	19,579	3,433
Finance and other income	20	51,787	52,899	25,299
		34,470	64,586	72,782

(LOSS)/INCOME FROM CONTINUING OPERATIONS BEFORE TAXES		(25,899)	28,240	(32,527)

Tax recovery/(expense)	23	10,659	(10,659)	-

(LOSS)/INCOME FROM CONTINUING OPERATIONS		(15,240)	17,581	(32,527)

INCOME/(LOSS) FROM DISCONTINUED OPERATIONS	4	-	1,270,788	(61,041)

NET (LOSS)/INCOME		(15,240)	1,288,369	(93,568)
ATTRIBUTABLE TO:
Equity holders of Lithium Argentina		(15,234)	1,288,369	(93,568)
Non-controlling interest		(6)	-	-

TOTAL COMPREHENSIVE (LOSS)/INCOME		(15,240)	1,288,369	(93,568)
BASIC AND DILUTED (LOSS)/INCOME PER SHARE FROM CONTINUING OPERATIONS*	14
(Loss)/income per share - basic		(0.09)	0.11	(0.24)
(Loss)/income per share - diluted		(0.09)	0.11	(0.24)
BASIC AND DILUTED (LOSS)/INCOME PER SHARE FROM DISCONTINUED OPERATIONS
Income/(loss) per share - basic		-	8.18	(0.46)
Income/(loss) per share - diluted		-	7.91	(0.46)
BASIC AND DILUTED (LOSS)/INCOME PER SHARE TOTAL
(Loss)/income per share - basic		(0.09)	8.29	(0.70)
(Loss)/income per share - diluted		(0.09)	8.02	(0.70)
Weighted average number of common shares outstanding – basic total	14	161,338	155,331	133,709
Weighted average number of common shares outstanding – diluted total	14	161,338	160,630	133,709

*The comparative (loss) income per share information has been restated as discussed in Note 14.

2

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of US dollars, shares in thousands)

	Share capital
	Number	Amount	Capital Reserve	Accumulated other comprehensive loss	Deficit	Shareholders’ equity	Non-controlling interest	Total equity
	of shares	$	$	$	$	$	$	$
Authorized share capital: Unlimited common shares without par value
Balance December 31, 2021 (Note 14)	120,831	1,208	717,248	(3,487)	(178,654)	536,315	-	536,315
Shares issued on conversion of RSUs, DSUs and exercise of stock options	1,005	10	1,910	-	-	1,920	-	1,920
Shares issued pursuant to the acquisition of Millennial	13,199	132	333,680	-	-	333,812	-	333,812
Equity compensation	-	-	3,530	-	-	3,530	-	3,530
RSUs issued in lieu of accrued bonuses	-	-	1,374	-	-	1,374	-	1,374
DSUs issued in lieu of directors' fees	-	-	619	-	-	619	-	619
Net loss	-	-	-	-	(93,568)	(93,568)	-	(93,568)
Balance, December 31, 2022 (Note 14)	135,035	1,350	1,058,361	(3,487)	(272,222)	784,002	-	784,002
Shares issued on conversion of RSUs, DSUs, PSUs, and exercise of stock options	2,186	22	150	-	-	172	-	172
Shares issued pursuant to the GM investment	15,002	150	286,804	-	-	286,954	-	286,954
Share issuance costs	-	-	(15,217)	-	-	(15,217)	-	(15,217)
Shares issued pursuant to Arena Minerals acquisition	8,456	85	163,118	-	-	163,203	-	163,203
Equity compensation	-	-	14,254	-	-	14,254	-	14,254
DSUs issued in lieu of directors' fees	-	-	628	-	-	628	-	628
Distribution of assets upon separation	-	-	(16,097)	-	(1,677,337)	(1,693,434)		(1,693,434)
Net income	-	-	-	-	1,288,369	1,288,369	-	1,288,369
Balance, December 31, 2023 (Note 14)	160,679	1,607	1,492,001	(3,487)	(661,190)	828,931	-	828,931
Shares issued on conversion of RSUs, DSUs, PSUs, and exercise of stock options	1,253	12	(12)	-	-	-	-	-
Equity compensation (Note 14)	-	-	7,693	-	-	7,693	-	7,693
Pastos Grandes Transaction (Note 10)	-	-	-	-	6,884	6,884	62,662	69,546
Net loss	-	-	-	-	(15,234)	(15,234)	(6)	(15,240)
Balance December 31, 2024 (Note 14)	161,932	1,619	1,499,682	(3,487)	(669,540)	828,274	62,656	890,930

3

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

		Years Ended December 31,
	Note	2024	2023	2022
		$	$	$
OPERATING ACTIVITIES
(Loss)/income from continuing operations		(15,240)	17,581	(32,527)

Items not affecting cash and other items:
Equity compensation	14	7,229	8,399	1,175
Depreciation		758	1,067	222
Deferred tax (recovery)/expense	23	(10,659)	10,659	-
Foreign exchange gain		(2,147)	(13,774)	(3,433)
Share of loss/(income) of Cauchari-Olaroz Project	7	28,232	(16,211)	83,276
Share of loss of Arena Minerals		-	677	1,359
Share of loss of Sal de la Puna Project	6	176	866	-
Gain on modification of the loans to Exar Capital			-	(20,354)
Gain on financial instruments measured at fair value	13	(12,530)	(22,379)	(44,570)
Finance costs (net)		(21,336)	(8,285)	(151)
Payment of interest on the convertible notes and debt facilities		(4,528)	(4,528)	(6,297)
Changes in non-cash working capital items:
(Increase)/decrease in receivables, prepaids and deposits		(16,458)	(1,018)	175
Increase in accounts payable and accrued liabilities		20,342	3,009	4,356
Decrease/(increase) in net prepayments made for lithium carbonate		4,351	(4,353)	-
Cash used in operating activities of continuing operations		(21,810)	(28,290)	(16,769)
Cash used in operating activities of discontinued operations		-	(30,679)	(48,453)
Net cash used in operating activities		(21,810)	(58,969)	(65,222)

INVESTING ACTIVITIES
Loans to Exar Capital	8	(41,978)	(64,680)	(79,674)
Proceeds from repayment of loans by Exar Capital	8	26,476	-	-
Loans to Minera Exar	10	(65,000)	-	-
Contribution to Investment in Cauchari-Olaroz project	7	(1,570)	(1,863)	(3,138)
Contribution to Investment in Sal de la Puna Project	6	(2,113)	-	-
Proceeds from withdrawal of/ (investments in) short-term bank deposits		-	155,000	(155,000)
Investment in Arena Minerals		-	-	(2,745)
Change in cash as a result of Arena Minerals acquisition		-	(2,887)	-
Change in cash as a result of Millennial acquisition		-	-	31,352
Additions to exploration and evaluation assets	12	(702)	(2,577)	(1,188)
Additions to property, plant and equipment	11	(971)	(5,291)	(169)
Cash (used)/provided by investing activities of continuing operations		(85,858)	77,702	(210,562)
Cash used in investing activities of discontinued operations		-	(116,804)	(20,320)
Net cash used in investing activities		(85,858)	(39,102)	(230,882)

FINANCING ACTIVITIES
Proceeds from equity awards exercises		-	172	1,920
Financing costs related to separation		-	(15,647)	-
Cash distributed upon separation	4	-	(275,499)	-
Repayment of the subordinate loan facility		-	-	(24,708)
Proceeds from Pastos Grandes Transaction	10	70,000	-	-
Transaction costs related to Pastos Grandes Transaction	10	(455)	-	-
Lease liabilities		(774)	338	(303)
Cash provided/(used) in financing activities of continuing operations		68,771	(290,636)	(23,091)
Cash provided by financing activities of discontinued operations		-	302,755	(374)
Net cash provided/(used) in financing activities		68,771	12,119	(23,465)

Effect of foreign exchange on cash		2,147	13,774	3,433

CHANGE IN CASH AND CASH EQUIVALENTS		(36,750)	(72,178)	(316,136)
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD		122,293	194,471	510,607
CASH AND CASH EQUIVALENTS - END OF THE PERIOD		85,543	122,293	194,471

Supplemental disclosure with respect to cash flows (Note 22)

4

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

1. NATURE OF OPERATIONS

Lithium Argentina AG (“Lithium Argentina”, the “Company” or “LAR”), formerly Lithium Americas (Argentina) Corp. and prior to the Separation Lithium Americas Corp. (Note 4), is a Swiss- domiciled resource company with lithium projects located in Argentina.

On January 23, 2025, the Company completed a plan of arrangement under the laws of the province of British Columbia (the “Arrangement”) involving the Company’s continuation from the province of British Columbia under the name “Lithium Americas (Argentina) Corp.” into Zug, Canton of Zug, Switzerland, as a Swiss share corporation under the name “Lithium Argentina AG.” As a result, the Company ceased to be governed by the Business Corporations Act (British Columbia). Following the Arrangement, the shareholders of the Company prior to the Arrangement continued to hold all the issued and outstanding common registered shares of the Company (the “Continuation”) (Note 14). On January 27, 2025, the Company began trading under the new symbol “LAR” on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”).

The Company is focused on the operations of the Cauchari-Olaroz project (“Cauchari-Olaroz”). Cauchari-Olaroz is a lithium brine operation located in the Salar de Olaroz and Salar de Cauchari in Jujuy province, north-western Argentina. The Company’s interest in Cauchari-Olaroz is held through a 44.8% ownership interest in Minera Exar S.A. (“Minera Exar”), a company incorporated under the laws of Argentina. Ganfeng Lithium Co. Ltd. (“Ganfeng”) owns 46.7% of Minera Exar with the remaining 8.5% interest held by Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the provincial government of Jujuy. Cauchari-Olaroz is in the production stage and achieved commercial production effective October 1, 2024.

The Company also owns 85.1% interest in the Pastos Grandes lithium project (“Pastos Grandes”) acquired through the acquisition of Millennial Lithium Corp. (“Millennial”) on January 25, 2022, and a 65% ownership interest in the Sal de la Puna project (“Sal de la Puna”), held by the Company’s wholly-owned subsidiary Arena Minerals Inc. (“Arena Minerals”) which was acquired on April 20, 2023. Pastos Grandes and Sal de la Puna are lithium brine projects located in Salta province, in north-western Argentina.

The Company's registered office is located at Dammstrasse 19, 6300 Zug, Switzerland.

2. BASIS OF PREPARATION AND PRESENTATION

These consolidated financial statements of the Company have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) (IFRS Accounting Standards) and were approved by the Board of Directors on March 14, 2025.

These consolidated financial statements are expressed in United States dollars (“US$” or “US dollar”), the Company’s presentation currency, and have been prepared on a historical cost basis. The accounting policies set out in Note 3 have been applied consistently to all the years presented in these consolidated financial statements, unless otherwise stated.

5

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES

Material accounting policies

Principles of Consolidation

These consolidated financial statements include the accounts of Lithium Argentina and its corporate group of companies, consisting of (i) Argentine subsidiaries, Proyecto Pastos Grandes S.A. and Potassium S.A.; (ii) Dutch wholly owned subsidiaries 2265866 Ontario Inc. and Millennial, (iii) Canadian wholly owned subsidiary 1511210 BC Ltd.; and (iv) US wholly owned subsidiary Lithium Americas (Argentina) Services Corp. All intercompany transactions and balances have been eliminated. 2265866 Ontario Inc. and Millennial were re-domiciled from Canada to the Netherlands as part of the Continuation in November 2024.

Subsidiaries are all entities over which the Company has control. The Company is considered to control an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the entity’s activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Where necessary, the accounting policies of subsidiaries are adjusted to align with those of the Company.

Investments in Associates

Associates are all entities over which the group has significant influence but not control or joint control. This is generally the case where the group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting.

Under the equity method, the initial investment is recorded at cost, and the carrying value is subsequently adjusted for the Company’s share of post-acquisition net income or loss, depreciation, amortization, or impairment of fair value adjustments made to the underlying balance sheet at the acquisition date. The carrying value is also adjusted for dividends, cash contributions, and the Company’s share of post-acquisition movements in Other Comprehensive Income (“OCI”).

If the Company’s share of losses of an associate exceeds the carrying value of its interest in the associate, it discontinues recognizing its share of further losses. Once the Company’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the entity incurs legal or constructive obligations or makes payments on behalf of the associate or joint venture. If the associate subsequently reports profits, the Company resumes recognizing its share of those profits only after its share of the profits equals the share of losses that were not recognized.

At each reporting date, the Company considers whether there is objective evidence of impairment of the investments in associates. If such evidence exists, the Company determines the amount of impairment to record, if any, by reference to the recoverable amount of investment determined in accordance with IAS 36, Impairment of Assets as described in the Company’s accounting policy for impairment of property, plant and equipment.

6

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements of each of the entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency).

The consolidated financial statements are presented in US dollars. The functional currency of the parent entity, Lithium Argentina, as well as all its subsidiaries, is the US dollar. The functional currency of the Company’s associates, Minera Exar and Exar Capital B.V. (“Exar Capital”), is also the US dollar.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are recognized in profit or loss. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction.

Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held with banks and highly liquid short-term investments which can be withdrawn at any time and are subject to an insignificant risk of changes in value.

Exploration and Evaluation Assets

Exploration expenditures, excluding acquisition costs and claim maintenance costs, are expensed until the technical feasibility and commercial viability are established. These factors are assessed based on the following:

•
The extent to which mineral reserves or mineral resources, as identified through a feasibility study or similar document; and
•
The status of mining leases, environmental and mining permits.

Costs related to the acquisition and maintenance of mineral property claims, including option payments and annual fees to keep the property in good standing are capitalized and deferred on a property-by-property basis. This also applies to exploration expenditures incurred within the geologic formation of an existing brownfield mining project, until the project is sold, abandoned, impaired, or placed into production. After recognition, the Company applies the cost model for exploration and evaluation assets.

The Company evaluates its exploration and evaluation assets for impairment at each balance sheet date, as well as whenever events or circumstances suggest the possibility of impairment. If the Company determines that a property has been impaired or if exploration results indicate no further work is warranted, the property is written down or written off. Additionally, exploration and evaluation assets are tested for impairment immediately before being reclassified to mineral property development costs.

7

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Property, Plant and Equipment

On initial recognition, property, plant and equipment are valued at cost. Cost includes the purchase price and directly attributable acquisition or construction costs necessary to bring the asset to its intended location and condition for it to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and foreign exchange losses or gains on borrowings, and any related cash used to construct qualifying assets, as defined under IFRS.

Capitalization of costs ceases when the asset is capable of operating in the manner intended by management. The Company exercises judgment in determining when the asset is considered ready for use in accordance with management’s intended purpose.

Subsequently, property, plant, and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses, with the exception of land which is not depreciated. When different parts of a single item of property, plant, and equipment have varying useful lives, they are treated as separate items or major components.

Property, plant and equipment that are currently in use are depreciated as follows:

•
Laboratory, exploration, and pilot plant equipment included in “Equipment and machinery” – straight-line basis over the estimated useful life of 10 years;
•
Buildings – straight-line basis over the estimated useful life of 20 years;
•
Right-of-use assets included in “Other” – depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis; and
•
Office equipment included in “Other” – declining balance method at 20% annual rate.

The assets’ residual values, useful lives, and depreciation methods are reviewed and, if appropriate, adjusted at least annually. The gain or loss on the disposal of an item of property, plant, and equipment is determined by the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit or loss.

Impairment of Property, Plant and Equipment

Property, plant, and equipment are assessed for impairment indicators at each reporting date, or when an impairment indicator arises outside of a reporting date. If an impairment indicator is identified, an impairment assessment is carried out. If an impairment loss is recognized, it is for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal and its value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable, willing parties. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For impairment assessment purposes, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). These are typically individual mines or development projects.

8

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Where the factors that led to an impairment loss subsequently reverse, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but not above the carrying amount that would have been determined had no impairment loss been recognized in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Leases

At the inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company evaluates whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the arrangement, and whether it has the right to direct the use of the asset. At inception, or upon reassessment of a contract that contains one or more lease components, the Company allocates the consideration in the contract to each lease component based on their relative standalone prices.

The Company leases offices, buildings, and equipment. Lease contracts are typically entered into for fixed periods of 3 to 5 years. Lease terms are negotiated on an individual basis and include a range of different terms and conditions.

Leases are recognized as a right-of-use asset and a corresponding liability on the date the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease term, such that a constant periodic rate of interest is applied to the remaining balance of the liability. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term, on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•
fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•
variable lease payments based on an index or a rate;
•
amounts expected to be payable by the lessee under residual value guarantees;
•
the exercise price of a purchase option, if the lessee is reasonably certain to exercise that option; and
•
payments of penalties for terminating the lease, if the lease term reflects the lessee’s decision to exercise that option.

Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used. This is the rate the lessee would pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment, with similar terms and conditions.

9

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Right-of-use assets are measured at cost, which includes the following:

•
the amount of the initial measurement of the lease liability;
•
any lease payments made on or before the commencement date, less any lease incentives received;
•
any initial direct costs; and
•
restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized as an expense in profit or loss on a straight-line basis. Short-term leases are defined as leases with a lease term of 12 months or less.

Financial Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

On initial recognition, financial assets are classified and measured at amortized cost, fair value through profit or loss (“FVTPL”) or fair value through OCI, based on their contractual cash flow characteristics and the business models under which they are held.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows, where those cash flows solely represent payments of principal and interest, and if the Company’s intent is to hold these financial assets to collect those cash flows. Financial liabilities are measured at amortized cost unless they are required to be measured at FVTPL or are measured at FVTPL at the Company’s election.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired, or when they have been transferred and the Company has transferred substantially all of the risks and rewards of ownership.

Derivative instruments

Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as FVTPL and are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives that are not designated in a hedging relationship are recognized in income (expense). Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or the settlement date of the derivative.

Embedded derivatives in non-derivative contracts are recognized separately unless they are closely related to the host contract.

10

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Impairment of financial assets

The Company assesses the expected credit losses associated with its financial assets carried at amortized cost on a forward-looking basis. The impairment methodology applied depends on whether there has been a significant increase in credit risk since initial recognition.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction, or production of assets that require a substantial period of time to prepare for their intended use or sale are capitalized as part of the cost of those assets. Capitalization of borrowing costs begins when borrowings are made, and activities commence to prepare the asset for its intended use. Capitalization ends when substantially all activities necessary to prepare the qualifying asset for its intended use are complete.

When proceeds from project-specific borrowings are temporarily invested, borrowing costs are capitalized net of any investment income. Capitalization of borrowing costs is suspended during extended periods when active development is interrupted.

Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at the period-end, adjusted for amendments to tax payable related to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. No deferred tax is provided for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit or loss, unless arising in a business combination, nor for differences relating to investments in subsidiaries, to the extent that they are not probable to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amounts of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. If it is not probable that a deferred tax asset will be recovered, it is not recognized.

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity (Note 14).

Earnings (loss) per Share

Basic earnings (loss) per share is computed by dividing the net earnings or loss attributable to shareholders of the Company by the weighted average number of common shares outstanding during the reporting period.

11

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Diluted earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. The dilutive effect of outstanding equity awards and warrants is calculated using the treasury stock method.

This method assumes that all common share equivalents are exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained from such exercises are used to purchase common shares of the Company at the average trading price during the period, but only if dilutive.

Equity-Based Compensation

The Company’s equity incentive plan permits the grant of restricted share units, performance share units, deferred share units, and stock options. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to the statement of comprehensive income (loss) over the vesting period. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.

The fair value of each tranche is measured at the grant date using the appropriate pricing model, including the Black-Scholes option pricing model for stock options and the Monte Carlo simulation methodology for performance share units. Compensation expense is recognized over the vesting period of each tranche based on the number of awards expected to vest, with an increase in contributed surplus. The number of awards expected to vest is reviewed at least annually, with any adjustments recognized immediately.

When equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive income (loss), unless related to the issuance of equity instruments. Amounts related to the issuance of shares are recorded as a reduction of share capital. When the fair value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is determined using an appropriate valuation model.

Estimation Uncertainty and Accounting policy judgments

Impairment of investments in associates and joint ventures

The application of the Company’s accounting policy for impairment assessment of its investments in associates and joint ventures requires judgment to determine whether objective evidence of impairment exists. The investment in Cauchari-Olaroz includes the Company’s equity-accounted investments in associates, Minera Exar and Exar Capital, which are equity investees holding interests in the underlying Cauchari-Olaroz project. The Company’s interest in Sal de la Puna is considered a joint venture and is accounted for using the equity method of accounting.

Management’s assessment of whether objective evidence of impairment exists includes considering whether any events have impacted estimated future cash flows (loss events) or if there is any information regarding significant changes with an adverse effect on the investments in associates and joint ventures. These considerations include (i) significant financial difficulties of the associates and joint ventures; (ii) a breach of contract, such as default or delinquency in payments by the associates and joint ventures; (iii) changes in the development plan or strategy for the underlying Cauchari-Olaroz or Sal de la Puna; or (iv) changes in significant assumptions that drive the valuation of the underlying Cauchari-Olaroz or Sal de la Puna, including forecasted commodity prices, reserve and resource estimates, and capital expenditure requirements.

12

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Management has performed an assessment and concluded that no objective evidence of impairment exists as of December 31, 2024.

Impairment of Exploration and Evaluation Assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including information such as, the period for which the Company has the right to explore including expected renewals, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has performed an impairment indicator assessment on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2024.

Accounting for Acquisition of Arena Minerals

The Company accounted for the acquisition of Arena Minerals in April 2023 as an asset acquisition. Significant judgment was required to determine whether this accounting treatment was appropriate for the transaction. This included, among other considerations, the determination that Arena Minerals does not meet the definition of a business under IFRS 3 - Business Combinations, as it lacked inputs and substantive processes that could collectively contribute to the creation of outputs.

Accounting for Joint Arrangements

A joint arrangement is defined as an arrangement over which two or more parties have joint control, which is the contractually agreed sharing of control. Joint control exists only when decisions about the relevant activities (those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements: joint operations and joint ventures.

A joint operation is a joint arrangement where the parties with joint control have rights to the assets and are responsible for funding the liabilities related to the arrangement. The Company recognizes its share of the assets, liabilities, revenues, and expenses of a joint operation. A joint venture is a joint arrangement where the parties with joint control have rights to the net assets of the arrangement. Investments in joint ventures are accounted for using the equity method.

The Company’s 65% ownership interest in Sal de la Puna is considered to be a joint venture and accounted for using the equity method of accounting (Note 6).

Fair value of derivatives

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. The valuation of the convertible notes embedded derivative liability required management to make significant estimates. Management exercises judgment in selecting the appropriate valuation method and in making estimates of specific model inputs based on conditions existing at the end of each reporting period.

The valuation of the convertible note embedded derivatives was performed using a partial differential equation method with Monte Carlo simulation, which required significant assumptions, including expected volatility of traded instruments, credit spreads, and estimates related to other inputs.

13

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Refer to Note 13 for further details on the methods and assumptions used in the measurement of the convertible note embedded derivatives.

Determination of Commercial Production for the Cauchari Olaroz project

Judgment is a requirement in determining whether a project’s assets are available for use (referred to as “commercial production”). In making this determination, management considers specific facts and circumstances, including, but not limited to, whether the product produced by the plant is saleable, the completion of a reasonable commissioning period, and the achievement of consistent operating results at a predetermined level of design capacity for a reasonable period of time.

Minera Exar determined that commercial production was achieved at the Cauchari-Olaroz project as of October 1, 2024. As a result, the project’s assets were considered ready for their intended use, and depreciation of these assets commenced on October 1, 2024.

New IFRS Pronouncements

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period.

Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The Company adopted these amendments effective January 1, 2024, applied them retrospectively as required by the transitional provisions of the amendments and included restated consolidated statements of financial position for the comparative periods ended December 31, 2023, and January 1, 2023.

Amendments to IAS 1 resulted in a reclassification of equity-settleable convertible notes (the “Convertible Notes”, “Notes”, or “equity-settleable convertible notes”) from non-current liabilities to current liabilities as at January 1, 2023 and December 31, 2023. The Convertible Notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the convertible notes would be convertible at the option of the holders and upon conversion, the Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof. As a result, the Company does not have the right to defer settlement of the Notes for more than 12 months after the end of the reporting periods (Note 13).

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals.

14

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.

In addition, there are consequential amendments to other accounting standards; some requirements previously included in IAS 1 have been moved to IAS 8 and limited amendments have been made to IAS 7 and IAS 34. IFRS 18 is effective for the reporting period beginning on or after January 1, 2027, with early application permitted. Retrospective application is required in both annual and interim financial statements. The Company is currently assessing the impact of this standard on its financial statements and has not yet applied it.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financials Instruments

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financials Instruments. These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. These amendments require additional disclosures for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026. Early adoption is permitted, with an option to early adopt the amendments for contingent features only. The Company is currently assessing the impact of these amendments on its financial statements and has not yet applied it.

4. DISTRIBUTED OPERATIONS

On July 31, 2023, at the annual, general and special meeting of the Company, the Company’s shareholders approved the separation of the Company into Lithium Argentina and a new Lithium Americas Corp. (“Lithium Americas (NewCo)”), pursuant to a statutory plan of arrangement (the “Separation”). The Separation was completed on October 3, 2023, pursuant to a final order dated August 4, 2023, from the Supreme Court of British Columbia approving the plan of arrangement. As a result of the transaction, on October 3, 2023, the Company transferred its North American business, including, among other assets, the Thacker Pass Project (“Thacker Pass”) and $275,499 of cash to Lithium Americas (NewCo).

Pursuant to the plan of arrangement, each shareholder received one common share of Lithium Argentina and one common share of Lithium Americas (NewCo) in exchange for each common share of the Company previously held. As part of the approval of the Separation, the Company’s shareholders also approved amendments to the equity incentive plan to allow holders of restricted share units, performance share units and deferred share units to receive on Separation one similar instrument in each of Lithium Argentina (subject to adjustment) and Lithium Americas (NewCo). The Company has no further interest in Lithium Americas (NewCo) subsequent to the Separation.

15

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

4. DISTRIBUTED OPERATIONS (continued)

The distributed operations were presented and accounted for using IFRS 5, Non-Current Assets Held for Sales and Discontinued Operations, and IFRIC 17, Distribution of Assets to Owners. Under this guidance, a dividend was recognized in deficit measured at the fair value of the net assets distributed with a corresponding dividend payable. The dividend payable was then settled through the distribution of the net assets. The fair value of the net assets distributed was $1,680,501, determined based on the share price of Lithium Americas (Newco) on October 4, 2023.

The difference of $1,267,552 between the fair value of the dividend and the carrying value of the net assets was recognized as a gain on distribution of assets within discontinued operations during the year ended December 31, 2023. As at October 3, 2023, the carrying value of Lithium Americas (NewCo) which was distributed comprised the following assets and liabilities:

$
Assets
Cash and cash equivalents	275,499
Receivables, prepaids and deposits	16,877
Property, plant and equipment	131,182
Exploration and evaluation assets	770
Investment in Green Technology Metals	3,590
Investment in Ascend Elements	8,582
Assets distributed upon separation	436,500

Liabilities
Accounts payable and accrued liabilities	(17,157)
Current portion of long-term liabilities	(808)
GM transaction derivative liability	(370)
Decommissioning provision	(601)
Other liabilities	(4,617)
Liabilities distributed upon separation	(23,553)

Net assets distributed upon separation	412,947

16

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

4. DISTRIBUTED OPERATIONS (continued)

The results and cash flows of Lithium Americas (NewCo) presented as discontinued operations are as follows:

	Years Ended December 31,
	2024	2023	2022
	$	$	$
EXPENSES
Exploration and evaluation expenditures	-	(5,779)	(44,464)
General and administrative	-	(8,073)	(9,544)
Equity compensation	-	(5,309)	(4,036)
	-	(19,161)	(58,044)
OTHER ITEMS
Transaction costs	-	(10,095)	-
Gain/(loss) on financial instruments measured at fair value	-	32,545	(2,564)
Finance costs	-	(43)	(447)
Other (loss)/income	-	(10)	14
Gain on distribution of assets upon separation		1,267,552	-
	-	1,289,949	(2,997)

INCOME/(LOSS) FROM DISCONTINUED OPERATIONS	-	1,270,788	(61,041)

	Years Ended December 31,
	2024	2023	2022
	$	$	$
Cash used in operating activities of discontinued operations	-	(30,679)	(48,453)
Cash used in investing activities of discontinued operations	-	(116,804)	(20,320)
Cash provided/(used) in financing activities of discontinued operations	-	302,755	(374)

5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents

	December 31, 2024	December 31, 2023
	$	$
Cash	11,460	42,169
Cash equivalents	74,083	80,124
	85,543	122,293

As at December 31, 2024, $156 of cash and cash equivalents was held in Canadian dollars (December 31, 2023 – $2,438), $85,289 in US dollars (December 31, 2023 – $119,569) and $98 were held in Argentine Pesos (December 31, 2023 – $286). During the year ended December 31, 2024, cash and cash equivalents generated an interest income of $4,217 (2023 – $19,188).

17

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6. SAL DE LA PUNA JOINT VENTURE

On April 20, 2023, the Company completed the acquisition of Arena Minerals through the purchase of all the issued and outstanding shares of Arena Minerals not already owned by the Company, payable in a combination of the Company’s common shares and cash of $0.0001 per Arena Mineral share, for total consideration of $185,805. The consideration included the carrying value of the investment in Arena Minerals that the Company held at the time of the acquisition and $4,186 in transaction costs that were incurred by the Company. The transaction was accounted for as an asset acquisition.

Arena Minerals owns 65% of Sal de la Puna through a joint venture interest in Sal de la Puna Holdings Ltd., the 100% owner of Argentine entity, Puna Argentina S.A.U. (“PASA”), the owner of the claims forming part of the Sal del la Puna Project. The remaining 35% of PASA is owned by joint venture partner Ganfeng New Energy Technology Development (Suzhou) Co., Ltd. Therefore, after the acquisition of Arena Minerals, the Company holds a 65% ownership interest in Sal de la Puna covering approximately 13,200 hectares of the Pastos Grandes Basin. Arena Minerals also owns 100% of the Salar de Antofalla Project (“Antofalla Project”) through its wholly owned subsidiary Antofalla Minerals S.A. (“AMSA”). Consideration for the purchase is as follows:

$
Cash	28
Pre-existing investment in Arena Minerals shares and warrants	18,388
Lithium Americas common shares	163,203
Transaction costs	4,186
Consideration given	185,805

The allocation of the purchase price to the assets acquired and liabilities assumed is based upon estimated fair values at the date of acquisition as set out below:

$
Cash and cash equivalents	4,538
Receivables, prepaids and deposits	902
Property, plant and equipment	55
Exploration and evaluation assets	1,385
Investment in Sal de la Puna Project	182,136
Accounts payable and accrued liabilities	(3,211)
Net assets acquired	185,805

Investment in Sal de la Puna Project

The Company’s 65% ownership interest in Sal de la Puna is a joint venture and is accounted for using the equity method of accounting. Changes in the investment balance are summarized below:

$
Investment in Sal de la Puna, as at December 31, 2022	-
Acquisition of interest in Sal de la Puna	182,136
Share of loss of Sal de la Puna	(866)
Investment in Sal de la Puna, as at December 31, 2023	181,270
Contribution to investment in Sal de la Puna	2,113
Share of loss of Sal de la Puna	(176)
Investment in Sal de la Puna, as at December 31, 2024	183,207

18

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6. SAL DE LA PUNA JOINT VENTURE (continued)

The following is the condensed financial information of Sal de la Puna Holdings Ltd. on a 100% basis.

	December 31, 2024	December 31, 2023
	$	$
Current assets
Cash and cash equivalents	49	88
Other current assets	1,540	348
Total current assets	1,589	436
Non-current assets (including purchase price allocation adjustments)	280,470	280,481
Current liabilities	(202)	(2,040)
Net assets	281,857	278,877

LAR's share of Sal de la Puna's net assets	183,207	181,270

	Years Ended December 31,
	2024	2023	2022
	$	$	$
EXPENSES
Exploration and evaluation expenditures	479	1,772	5,017
General and administrative	522	231	354
	1,001	2,003	5,371

Foreign exchange and other (income)/loss	(730)	762	(3,563)
Net loss	271	2,765	1,808

7. INVESTMENT IN CAUCHARI-OLAROZ PROJECT

As at December 31, 2024, the Company, Ganfeng, and JEMSE hold 44.8%, 46.7%, and 8.5% equity interests, respectively, in Minera Exar, the company that holds all rights, title, and interest in the Cauchari-Olaroz project, located in the Jujuy province of Argentina.

JEMSE acquired its 8.5% equity interest in Minera Exar in April 2021, which was divided as 4.2% from the Company and 4.3% from Ganfeng. The right to acquire this 8.5% interest was initially granted under a letter of intent signed in 2012, in compliance with the Province of Jujuy's regulations concerning government participation in mineral projects. As part of the closing of the JEMSE transaction, JEMSE has agreed to reimburse the Company and Ganfeng their pro-rata share of $23,496 (8.5%) for the equity financing provided for the construction of the Cauchari-Olaroz project in prior years. This reimbursement will be made through the assignment of one-third of the dividends otherwise payable to JEMSE in future periods. Annual dividend distributions by Minera Exar to all shareholders, including JEMSE, will only be considered once Minera Exar has met all project debt commitments for the Cauchari-Olaroz project. As of December 31, 2024, the carrying value of the long-term receivable from JEMSE was $7,935 (2023 – $7,394).

19

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7. INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

The Company’s operations related to Cauchari-Olaroz are conducted through its equity investees, Minera Exar and Exar Capital, which are governed by a shareholders’ agreement between the Company and Ganfeng. The shareholders’ agreement regulates key aspects of governance of the project, and provides the Company with significant influence over Minera Exar. Under this agreement, the Company and Ganfeng are entitled to the project’s production offtake on a 49%/51% basis. Construction costs were also shared on the same 49%/51% pro rata basis between the Company and Ganfeng.

The Company and Ganfeng are 49% and 51% shareholders, respectively, in Exar Capital, a company that provides shareholder financing to Minera Exar. Minera Exar and Exar Capital are accounted for using the equity method of accounting (the investment in Minera Exar and investment in Exar Capital together, the “Investment in Cauchari-Olaroz project”).

Investment in Cauchari-Olaroz Project

Changes in the Investment in Cauchari-Olaroz Project are summarized below:

$
Investment in Cauchari-Olaroz Project, as at December 31, 2022	41,507
Contribution to Investment in Cauchari-Olaroz Project	1,863
Share of income of Cauchari-Olaroz Project	53,555
Elimination of the Company’s portion of capitalized intercompany interest	(37,344)
Investment in Cauchari-Olaroz Project, as at December 31, 2023	59,581
Contribution to Investment in Cauchari-Olaroz Project	1,570
Share of loss of Cauchari-Olaroz Project	(17,374)
Elimination of the Company’s portion of capitalized intercompany interest	(10,858)
Investment in Cauchari-Olaroz Project, as at December 31, 2024	32,919

As of October 1, 2024, Minera Exar determined that commercial production had been achieved for the Cauchari Olaroz project after reaching elevated production levels for a sustained period. As a result, the Cauchari Olaroz project’s assets were considered ready for their intended use, and depreciation of these assets commenced on October 1, 2024.

20

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7. INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

The following is the condensed financial information of Minera Exar on a 100% basis, as amended to reflect the Company’s accounting policies.

	December 31, 2024	December 31, 2023
	$	$
Total current assets	312,354	236,027
Non-current assets	1,479,969	1,324,668
Current liabilities:
Third-party loans	(161,059)	(314,109)
Loans from Exar Capital	(584,474)	(265,881)
Derivative liability on loans from Exar Capital	(53,211)	(62,688)
Other payables to Exar Capital	(32,122)	(24,084)
Other current liabilities	(40,702)	(53,821)
Non-current liabilities:
Third-party loans	(49,315)	(36,242)
Loans from Exar Capital	(455,821)	(501,066)
Loans from PGCo	(67,355)	-
Derivative liability on loans from Exar Capital and PGCo	(47,352)	(43,460)
Other non-current liabilities	(88,997)	(14,593)
Net assets	211,915	244,751

As of December 31, 2024, Minera Exar’s outstanding third-party debt totaled $210,400, reflecting a decrease of $139,977 from December 31, 2023. The total debt includes the following:

•
Approximately $100,000 from a major international bank, secured by guarantees and standby letters arranged by Ganfeng. The Company has also provided a guarantee to Ganfeng for its 49% share, amounting to $49,000, for these loans. The Company and Ganfeng have negotiated an extension of the loan maturity to three years, which is subject to regulatory approvals.

•
$18,150 in loans secured by local bank guarantees arranged by Minera Exar, due in 2025.

•
$42,315 in third-party unsecured loans, due in 2025.

•
$49,900 in unsecured bonds issued by Minera Exar in November 2024, carrying a contractual interest rate of 8% with semi-annual interest payments. The bonds’ principal will mature in two tranches: the first tranche of $25,000 is due in 30 months, on May 11, 2027, while the second tranche of $25,000 will mature in 36 months, on November 11, 2027.

21

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7. INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

	Years ended December 31,
	2024	2023	2022
	$	$	$
Sales	197,685	34,521	-
Cost of sales	(177,980)	(27,799)	-

Gross profit	19,705	6,722	-

Other (loss)/income	(52,540)	122,821	(131,868)
Net (loss)/income	(32,835)	129,543	(131,868)

Minera Exar has to settle the loans provided by Exar Capital and PGCo in US$ with sufficient Argentine Pesos (“ARS$”) at the implied market exchange rate. This settlement mechanism requires Minera Exar to repay the loans with more US$ at the official exchange rate.

Since the repayment mechanism for the USD loans provided by Exar Capital and PGCo to Minera Exar is linked to the implied market foreign exchange rate in Argentina rather than the official foreign exchange rate, it results in an embedded derivative in the loans payable by Minera Exar. This embedded derivative is required to be measured at fair value at each reporting date. The gain or loss arising from changes in the fair value of this embedded derivative, as well as the corresponding tax impact, are included in the “Other (loss)/income,” in Minera Exar’s statement of comprehensive loss for the year ended December 31, 2024.

The following is the condensed financial information of Exar Capital on a 100% basis.

	December 31, 2024	December 31, 2023
	$	$
Current assets:
Loans advanced to Minera Exar	584,474	265,881
Other receivables from Minera Exar	32,122	24,084
Other current assets	15,235	88,687
Total current assets	631,831	378,652
Non-current assets
Loans advanced to Minera Exar	455,821	501,066
Current liabilities
Loans from Lithium Argentina	(380,415)	(320,869)
Loans from Ganfeng	(602,006)	(454,810)
Other current liabilities	(24,894)	(10,967)
Non-current liabilities	(13,155)	(19,348)
Net assets	67,182	73,724

22

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7. INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

Loans from Lithium Argentina and Ganfeng are presented as current liabilities in the financial statements of Exar Capital. In accordance with the terms of the loan agreements, the loans can be called at any time by unanimous agreement of Lithium Argentina and Ganfeng. As at December 31, 2024, Exar Capital had other receivables from Minera Exar amounting to $32,122 (2023 – $24,084). These receivables relate to payments made by Exar Capital to suppliers on behalf of Minera Exar.

	Years ended December 31,
	2024	2023	2022
	$	$	$
Interest income on loans to Minera Exar	113,364	83,357	58,614
Interest expense on loans from Lithium Argentina	(44,043)	(33,067)	(17,602)
Interest expense on loans from Ganfeng	(63,408)	(46,960)	(29,455)
Other losses	(12,454)	(12,472)	(7,353)
Net (loss)/ income	(6,541)	(9,142)	4,204

The following provides a reconciliation of the summarized financial information for Minera Exar and Exar Capital to carrying value:

	Minera Exar	Exar Capital
	$	$
Net assets, December 31, 2023	244,751	73,724
Company's share of net assets	109,648	36,125
Elimination of capitalized intercompany interest	(96,682)	-
Expenditures incurred by the Company in connection to the investee	10,490	-
Carrying value	23,456	36,125

Net assets, December 31, 2024	211,915	67,182
Company's share of net assets	94,938	32,919
Elimination of capitalized intercompany interest	(133,512)	-
Expenditures incurred by the Company in connection to the investee	12,531	-
Unrecognized losses	26,043	-
Carrying value as of December 31, 2024	-	32,919

As of December 31, 2023, the Company’s investment in Minera Exar was $23,456, and its investment in Exar Capital was $36,125. During the year ended December 31, 2024, the Company contributed $1,570 to its investment in Minera Exar. Since the Company’s share of Minera Exar loss for the year ended December 31, 2024, exceeded the carrying value of its investment in Minera Exar, the Company recognized a loss equal to the carrying value of the investment amounting to $25,026. The recognized and unrecognized shares of Minera Exar’s losses for the year ended December 31, 2024, were $25,026 and $26,043, respectively. Additionally, the Company’s share of Exar Capital loss for the year ended December 31, 2024, was $3,206.

As at December 31, 2024, the carrying value of the Company’s investment in Minera Exar was $Nil, and its investment in Exar Capital was $32,919.

23

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8. LOANS TO EXAR CAPITAL

The Company has entered into loan agreements with Exar Capital. Changes in the balances of loans to Exar Capital are summarized below.

$
Loans to Exar Capital, as at December 31, 2022	223,122
Loans to Exar Capital	64,680
Accrued interest	33,067
Loans to Exar Capital, as at December 31, 2023	320,869
Loans to Exar Capital	41,978
Repayment of loans by Exar Capital	(26,476)
Accrued interest	44,044
Loans to Exar Capital, as at December 31, 2024	380,415

Loans advanced prior to January 1, 2022, carried an interest rate of London Interbank Offered Rate (“LIBOR”) plus 9.495%, while loans advanced on or after January 1, 2022, carry an interest rate of the Secured Overnight Financing Rate (“SOFR”) plus 10.305%.

During the year ended December 31, 2024, $41,978 loans were provided by the Company to Exar Capital which in turn advanced the funds to Minera Exar for the construction of Cauchari-Olaroz and to support its working capital and other funding requirements. The maturity of each of the loans is 7 years from the date of drawdown.

In the prior year, a portion of Minera Exar's third-party loans were secured by bank letters of credit arranged by Exar Capital. Exar Capital held cash collateral for the bank letters of credit at the banks which issued the letters of credit. During the year ended December 31, 2024, Minera Exar repaid or refinanced these third-party loans, resulting in the release of cash collateral held by Exar Capital. Exar Capital utilized the Company’s share of released collateral to repay $26,476 to LAR as settlement of a portion of loans advanced by LAR. As of December 31, 2024, no cash collateral was held by Exar Capital.

As of December 31, 2024, the total outstanding loans to Exar Capital, including accrued interest, amounted to $380,415. The recoverability of these loans is dependent on the future cash flows and performance of Cauchari-Olaroz. The Company performed an expected credit loss assessment based on the anticipated future performance of Cauchari-Olaroz and its associated cash flows. The assessment did not indicate any significant credit risk or factors that would result in default.

As at December 31, 2024, a total of 49 loans had been advanced to Exar Capital by the Company, with maturities (inclusive of accrued interest to December 31, 2024) as follows: $10,799 due in 2025, $28,085 due in 2026, $30,820 due in 2027, $73,659 due in 2028, $105,832 due in 2029, $83,121 due in 2030, and $48,099 due in 2031.

9. PURCHASES AND SALES OF LITHIUM CARBONATE

Prepayment of purchases and sales of lithium carbonate

In Q2 2023, the Company entered into an agreement to receive prepayments from Ganfeng with respect to the Company’s sale of 80% of its 49% share of the future lithium carbonate production from Minera Exar. The agreement provided the Company the right to settle its obligation to Ganfeng through assigning its rights to receive a corresponding value of lithium carbonate from Minera Exar.

24

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

9. PURCHASES AND SALES OF LITHIUM CARBONATE (continued)

Concurrently, the Company entered into an agreement to make prepayments to Minera Exar with respect to the Company’s 49% share of the future lithium carbonate production from Minera Exar. The prepayments to Minera Exar were non-interest bearing (except in the case of default) and were settled as a credit against the purchase of lithium carbonate within 365 days of the prepayment invoice.

As at December 31, 2023, there were $6,673 prepayments that had been made to Minera Exar and $2,322 prepayments received from Ganfeng, which were fully settled in Q1 2024 against the lithium carbonate purchases from Minera Exar and sales to Ganfeng respectively.

Offtake Agreement with Ganfeng and Bangchak

The Company and Ganfeng are entitled to a share of offtake from production at Cauchari-Olaroz. The Company is entitled to 49% of the offtake, which would amount to approximately 19,600 tonnes per annum (“tpa”) of lithium carbonate assuming full capacity is achieved. The Company has entered into an offtake agreement with each of Ganfeng and BCP Innovation PTE. LTD (“Bangchak”), a wholly-owned subsidiary of Bangchak Corporation Public Company Ltd., to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity).

The balance of the Company’s offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate is uncommitted, but for limited residual rights available to Bangchak to the extent production does not meet full capacity.

Purchases and sales of lithium carbonate

During the year ended December 31, 2024, the Company purchased its 49% share of Minera Exar’s lithium carbonate shipped during the period. The Company sold the purchased lithium carbonate to Ganfeng and Bangchak and acted in the capacity of agent in such sales transactions, as the Company’s acquisition of title to lithium carbonate was simultaneous with the sale of lithium carbonate to Ganfeng and Bangchak and the Company was not directly exposed to inventory or price risk related to lithium carbonate.

During the year ended December 31, 2024, the Company made approximately $94,800 worth of purchases of lithium carbonate from Minera Exar and sold an equivalent amount, totaling approximately $94,800, to Ganfeng and Bangchak. Since there was no net commission earned by the Company, there was no impact on the Company’s statement of comprehensive loss for the year ended December 31, 2024.

As at December 31, 2024, the Company had a payable of $21,152 to Minera Exar for lithium carbonate purchases, and receivables of $14,625 from Ganfeng and $2,811 from Bangchak for sales of lithium carbonate, as disclosed on the statement of financial position. The Company performed an expected credit loss assessment for these receivables, which did not indicate any significant credit risk or factors that would result in default, as all receivables were settled subsequent to the year-end.

10. PASTOS GRANDES

On August 16, 2024, PGCo, a wholly-owned subsidiary of the Company holding the Pastos Grandes project in Salta, Argentina, issued common shares representing approximately 14.9% of PGCo to Ganfeng for a consideration of approximately $70,000. As the Company retained control of PGCo, the transaction was accounted for as an equity transaction.

25

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

10. PASTOS GRANDES (continued)

As a result, the Company recognized a non-controlling interest of $62,662, representing Ganfeng Lithium’s 14.9% share in the net assets of PGCo, along with a reduction in deficit of $6,884, which includes a gain on sale of PGCo’s minority interest of $7,338 and transaction costs of $454.

In Q3 2024, PGCo utilized the proceeds from the Pastos Grandes transaction and entered into a loan facility agreement for $65,000 with Minera Exar to fund its debt repayment, working capital and other requirements. The loan matures five years from the date of drawdown and carries an interest rate of SOFR plus 4.0%. Minera Exar has to settle the loans provided by PGCo in US$ with sufficient ARS$ at the implied market exchange rate. This settlement mechanism requires Minera Exar to repay the loans with more US$ at the official exchange rate.

$
Loans advanced by PGCo to Minera Exar, as at December 31, 2023	-
Loans to Minera Exar	65,000
Accrued interest	2,355
Loans advanced by PGCo to Minera Exar, as at December 31, 2024	67,355

As at December 31, 2024, Lithium Argentina held an 85.1% controlling interest in PGCo, a subsidiary consolidated within the Company’s financial statements. Summarized financial information for PGCo for the year ended December 31, 2024, is as follows:

•
Net Income: $5,939
•
Total Assets: $428,914
•
Total Liabilities: $452

The summarized financial information provided represents PGCo’s financial results, which contribute to the overall financial position of Lithium Argentina.

11. PROPERTY, PLANT AND EQUIPMENT

	Thacker Pass Project	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$	$
Cost
As at December 31, 2022	-	1,674	4,991	6,067	12,732
Transfers from E&E	9,514	-	-	-	9,514
Acquisition of Arena Minerals	-	-	-	55	55
Additions	118,454	3,529	239	1,964	124,186
Disposals	-	-	(98)	(282)	(380)
Assets distributed upon separation	(127,968)	-	(2,416)	(4,348)	(134,732)
As at December 31, 2023	-	5,203	2,716	3,456	11,375
Additions	-	660	-	311	971
Disposals	-	-	-	(701)	(701)
As at December 31, 2024	-	5,863	2,716	3,066	11,645

26

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

11. PROPERTY, PLANT AND EQUIPMENT (continued)

	Thacker Pass Project	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$	$
Accumulated depreciation
As at December 31, 2022	-	106	1,327	2,273	3,706
Depreciation for the period	-	240	466	1,434	2,140
Disposals	-	-	-	(166)	(166)
Assets distributed upon separation	-	-	(1,653)	(1,897)	(3,550)
As at December 31, 2023	-	346	140	1,644	2,130
Depreciation for the period	-	80	27	651	758
Disposals	-	-	-	(231)	(231)
As at December 31, 2024	-	426	167	2,064	2,657

	Thacker Pass Project	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$	$
Net book value
As at December 31, 2023	-	4,857	2,576	1,812	9,245
As at December 31, 2024	-	5,437	2,549	1,002	8,988

1 The “Other” category includes right of use assets with a cost of $1,503 and $1,366 of accumulated depreciation as at December 31, 2024.

12. EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation assets were as follows:

	Thacker Pass	Millennial Projects	Other Claims	Total
	$	$	$	$
Total exploration and evaluation assets
As at December 31, 2022	9,514	339,131	-	348,645
Transfers to PP&E	(9,514)	-	-	(9,514)
Acquisition of Arena Minerals	-	-	1,385	1,385
Additions	-	2,646	770	3,416
Write offs	-	(70)	-	(70)
Assets distributed to the shareholders	-	-	(770)	(770)
As at December 31, 2023	-	341,707	1,385	343,092
Additions	-	702	-	702
As at December 31, 2024	-	342,409	1,385	343,794

The Company has certain commitments for royalty and other payments to be made for Pastos Grandes as set out below. These amounts will only be payable if the Company continues to hold the subject claims in the future and the royalties will only be incurred if the Company starts production from the project.

27

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

12. EXPLORATION AND EVALUATION ASSETS (continued)

Pastos Grandes:

•
1.5% royalty on the gross operating revenues from production from certain Pastos Grandes claims, payable to the original vendors of the project; and

•
royalties to a maximum of 3% over net-back income, payable to the Salta Province.

13. EQUITY-SETTLEABLE CONVERTIBLE NOTES

On December 6, 2021, the Company closed an offering (the “Offering”) of $225,000 aggregate principal amount of 1.75% Convertible Notes due in 2027. On December 9, 2021, the initial purchasers under the Offering exercised in full their option to purchase up to an additional $33,750 aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258,750.

The Convertible Notes represent financial instruments that include a debt host accounted for at amortized cost and conversion option and redemption option derivatives, which are separated from the debt host and accounted for at fair value with changes in fair value recorded in the statement of comprehensive loss. These derivatives are accounted for together as a single derivative when separated from the debt host.

	Debt host	Convertible note derivative	Total
	$	$	$
Convertible notes
As at December 31, 2022	169,127	35,345	204,472
Gain on change in fair value of convertible notes derivative	-	(22,207)	(22,207)
Accrued Interest	22,623	-	22,623
Interest payment	(2,452)	-	(2,452)
Reclassification of short-term accrued interest to short-term liability	(2,075)	-	(2,075)
As at December 31, 2023	187,223	13,138	200,361
Gain on change in fair value of convertible notes derivative	-	(12,530)	(12,530)
Accrued Interest	25,134	-	25,134
Interest payment	(2,453)	-	(2,453)
Reclassification of short-term accrued interest to short-term liability	(2,075)	-	(2,075)
As at December 31, 2024	207,829	608	208,437

The fair value of the derivative as at December 31, 2024, was estimated using a partial differential equation method with Monte Carlo simulation with the following inputs: volatility of 61.15%, share price of $2.62, a risk-free rate of 4.25%, an expected dividend of 0%, and a credit spread of 11.49%. Valuation of the embedded derivative is highly sensitive to changes in the Company’s share price and to a lesser extent to changes in the risk-free interest rate and the assumed volatility of the Company’s share price. A gain on change in fair value for the year ended December 31, 2024, of $12,530 was recognized in the statement of comprehensive loss.

Interest expense for the year ended December 31, 2024, of $25,134 was recognized as finance costs in the statement of comprehensive loss.

28

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13. EQUITY-SETTLEABLE CONVERTIBLE NOTES (continued)

Amendments to IAS 1 resulted in a reclassification of equity-settleable convertible notes from non-current liabilities to current liabilities as at January 1, 2023 and December 31, 2023 (Note 3). The Convertible Notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the Convertible Notes would be convertible at the option of the holders and upon conversion, the Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof. As a result, the Company does not have the right to defer settlement of the Convertible Notes for more than 12 months after the end of the reporting periods.

The Convertible Notes are unsecured and accrue interest payable semi-annually in arrears at a rate of 1.75% per annum payable on January 15th and July 15th of each year, beginning on July 15, 2022. Prior to October 15, 2026, the Notes are convertible at the option of the holders during certain periods, upon the satisfaction of certain conditions including:

(i)
If the Notes’ trading price for any five consecutive trading day period was, on each day, less than 98% of the conversion value of such Notes;
(ii)
if the Company elects to (a) issue equity instruments to all holders of the Company’s common shares entitling them, for a period of not more than 45 calendar days after issue, to subscribe for or purchase common shares at a price per share that is less than the average reported sales prices of the common shares for the 10-trading day period ending the trading day before the announcement of such issuance of equity instruments; or (b) make a distribution to all holders of the Company’s common shares, whether such distribution is of assets, securities, or rights to purchase the Company’s securities, and has a per share value exceeding at least 10% of the trading price of the common shares on the date immediately preceding the announcement date of such distribution;
(iii)
upon the occurrence of certain significant business events;
(iv)
if, at any time after the calendar quarter ending on March 31, 2022 (and only during such calendar quarter), the last reported price of the Company’s common shares for at least 20 trading days (whether or not consecutive) during the last period of 30 trading days of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day (this has not occurred for the year ended December 31, 2024); or,
(v)
upon a call for redemption by the Company, or upon the Company’s failure to pay the redemption price therefor.

The Convertible Notes mature on January 15, 2027, unless earlier repurchased, redeemed or converted. The Company may not redeem the Convertible Notes prior to December 6, 2024, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. After December 6, 2024, the Company has the right to redeem the Convertible Notes at its option in certain circumstances including:

(i)
on or after December 6, 2024, if the Company’s share price for at least 20 trading days during any 30 consecutive trading day period ending on, and including, the last trading day of the immediately preceding calendar quarter is over 130% of the conversion price on each applicable trading day, at a redemption price equal to 100% of the principal plus accrued and unpaid interest; and

29

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13. EQUITY-SETTLEABLE CONVERTIBLE NOTES (continued)

(ii)
if the Company becomes obligated to pay additional amounts as a result of its obligation to bear the cost of Canadian or non-Canadian withholding tax, if applicable;

Redemption can result in exercisability of the conversion option. Holders of Convertible Notes have the right to require the Company to repurchase their Convertible Notes upon the occurrence of certain events.

Pursuant to the indenture governing the terms of the Convertible Notes, as amended by a first supplemental indenture to reflect the name change of the Company in connection with the Separation and a second supplemental indenture to reflect the effects of the Continuation (the “Indenture”), the holders of the Convertible Notes, at their election, were permitted to surrender the Convertible Notes for conversion (i) into common shares of the Company during the approximate 30-trading day period prior to the closing of the Continuation and (ii) into Lithium Argentina common shares during the period from and after the closing of the Continuation until approximately the 35th trading day after the closing of the Continuation.

The Conversion Rate (as defined in the Indenture) for the Convertible Notes was initially 21.2307 common shares per $1,000 principal amount of the Convertible Notes. Pursuant to the terms and conditions of the Indenture, the Conversion Rate for the Convertible Notes was adjusted on October 17, 2023, to 52.6019 common shares of the Company per $1,000 principal amount of the Convertible Notes based on the trading prices of the Company’s common shares over the preceding 10-trading day period due to the Separation transaction. The Conversion Rate for the Convertible Notes was not adjusted as a result of the Continuation. None of the Convertible Notes were surrendered for conversion during the permitted conversion period in connection with the Continuation.

Thereafter, the Convertible Notes will be convertible at any time until the close of business on the business day immediately preceding the maturity date. Upon conversion, the Convertible Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof.

14. SHARE CAPITAL AND EQUITY COMPENSATION

On January 23, 2025, the Company completed the Continuation from Canada to Switzerland (Note 1). As a result of the Continuation, Lithium Argentina's shares were established with a nominal par value of $0.01 per share, resulting in share capital of $1,619 and a capital reserve of $1,499,682. The number of shares outstanding remained unchanged. The components of shareholders’ equity have been retrospectively adjusted to reflect the Swiss capital structure in all periods presented.

The share capital is fully paid-in, meaning that the entire issue price of the shares has been fully paid to Lithium Argentina. Lithium Argentina has one class of shares outstanding, being the Common Shares. The Common Shares are not convertible into shares of any other class or series.

Equity Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are awarded restricted share units (“RSUs”) and performance share units (“PSUs”) that, subject to a recipient’s deferral right in accordance with the Income Tax Act (Canada), convert automatically into common shares upon vesting. In addition, independent directors are awarded deferred share units (“DSUs”), generally as partial compensation for their services as directors. DSUs may be redeemed by directors for common shares upon retirement or termination from the Board.

30

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

14. SHARE CAPITAL AND EQUITY COMPENSATION (continued)

The Plan also permits the grant of incentive stock options exercisable to purchase common shares of the Company (“stock options”). The Plan is a “rolling plan” pursuant to which the aggregate number of common shares to be issued shall not exceed 8% of the outstanding shares from time to time.

Restricted Share Units

During the year ended December 31, 2024, the Company granted 1,913 RSUs (2023 – 1,241) to its employees and consultants. The total estimated fair value of the RSUs granted was $7,346 (2023 – $13,543) based on the market value of the Company’s shares on the grant date. As at December 31, 2024, there was $6,969 (2023 – $4,794) of total unamortized compensation cost relating to unvested RSUs. During the year ended December 31, 2024, equity compensation expense related to RSUs of $3,118 was charged to expenses (2023 – $3,942).

A summary of changes to the number of outstanding RSUs is as follows:

Number of RSUs (in 000's)
Balance, RSUs outstanding as at December 31, 2022	2,367
Converted into shares pre-separation	(547)
Forfeited pre-separation	(12)
Granted pre-separation	363
Balance, RSUs outstanding prior to separation	2,171
Net adjustment upon separation	(281)
Converted into shares post-separation	(521)
Granted post-separation	878
Balance, RSUs outstanding as at December 31, 2023	2,247
Converted into shares	(615)
Granted	1,913
Forfeited	(267)
Balance, RSUs outstanding as at December 31, 2024	3,278

Deferred Share Units

During the year ended December 31, 2024, the Company granted 203 DSUs (2023 – 357) with a total estimated fair value of $780 (2023 – $2,386).

Number of DSUs (in 000's)
Balance, DSUs outstanding as at December 31, 2022	252
Granted pre-separation	32
Converted into common shares pre-separation	(59)
Balance, DSUs outstanding as at September 30, 2023	225
Net adjustment upon separation	(29)
Converted into shares post-separation	(83)
Granted post-separation	325
Balance, DSUs outstanding as at December 31, 2023	438
Granted	203
Balance, DSUs outstanding as at December 31, 2024	641

31

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

14. SHARE CAPITAL AND EQUITY COMPENSATION (continued)

Stock Options

During the year ended December 31, 2024, the Company granted 1,225 stock options (2023 – 1,740) to its officers and employees. The fair value of stock options granted was estimated on the date of grant using the Black Scholes Option Pricing Model with the following assumptions used for the grants:

	December 3, 2023	June 20, 2024	November 15, 2024
Number of options granted ('000's)	1,740	1,225	30
Risk-free rate	4.04%-4.27%	4.27%-4.29%	4.31%
Expected life (in years)	7	5-7	5
Annualized volatility	73.14%-73.66%	73.66%	82.98%
Dividend rate	0%	0%	0%
Fair value per stock option granted ($)	$2.22-$3.98	$2.20-$3.52	$2.21
Total fair value of stock options granted ($)	$5,869	$2,824	$66

None of the stock options were exercisable as at December 31, 2024. A summary of changes to outstanding stock options is as follows:

Number of Options (in 000's)
Balance, stock options outstanding as at December 31, 2022	690
Exercised pre-separation	(690)
Granted post-separation	1,740
Balance, stock options outstanding as at December 31, 2023	1,740
Granted	1,255
Forfeited	(280)
Balance, stock options outstanding as at December 31, 2024	2,715

During the year ended December 31, 2024, no stock options (2023 – 670) were exercised under the cashless exercise provision of the Plan, resulting in no issuance of shares (2023 – 525) of the Company.

As at December 31, 2024, there was $4,179 (2023 – $6,637) of total unamortized compensation cost relating to unvested stock options. During the year ended December 31, 2024, stock-based compensation expense related to stock options of $3,285 (2023 – $288) was charged to operating expenses on the statement of comprehensive loss.

Performance Share Units

During the year ended December 31, 2024, the Company did not grant any PSUs (2023 – 204). As at December 31, 2024, there was $412 (2023 – $965) of total unamortized compensation cost relating to unvested PSUs.

During the year ended December 31, 2024, equity compensation expense related to PSUs of $554 was charged to operating expenses (2023 – $4,488).

32

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

14. SHARE CAPITAL AND EQUITY COMPENSATION (continued)

A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs (in 000's)
Balance, PSUs outstanding as at December 31, 2022	766
Granted pre-separation	204
Converted into common shares pre-separation	(215)
Forfeited pre-separation	(6)
Balance, PSUs outstanding as at September 30, 2023	749
Net adjustment upon separation	153
Converted into shares post-separation	(28)
Balance, PSUs outstanding as at December 31, 2023	874
Converted into shares	(638)
Balance, PSUs outstanding as at December 31, 2024	236

15. RELATED PARTY TRANSACTIONS

Any transactions between the Company and its equity-accounted investees Minera Exar, Exar Capital, and Sal de la Puna are considered related party transactions (refer Note 6, 7, 8 and 9).

Minera Exar, one of the Company’s equity-accounted investee, has entered into the following transactions with companies controlled by the family of its President, who is also a director of Lithium Argentina:

•
Option Agreement with Grupo Minero Los Boros S.A. on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Cauchari-Olaroz project.

•
Expenditures under the construction services contract for the Cauchari-Olaroz project with Magna Construcciones S.R.L. (“Magna”) were $534 for the year ended December 31, 2024.

•
Service agreement with a consortium owned 49% by Magna. The agreement entered into Q1 2022, is for servicing of the evaporation ponds at Cauchari-Olaroz over a five-year term, for total consideration of $68,000 (excluding VAT). During the year ended December 31, 2024, Minera Exar spent $17,141 (excluding VAT) on the servicing of the evaporation ponds at Cauchari-Olaroz.

During the year ended December 31, 2024, director’s fees paid by Minera Exar to its President, who is also a director of the Company, totaled $70 (2023 – $76). Refer Note 7 for other transactions entered into between the Company and the Company’s equity investees.

The amounts due by Minera Exar to related parties arising from such transactions are unsecured, non-interest bearing and have no specific terms of payment.

Compensation of Key Management

Key management are the Company’s board of directors, and the executive management team. The remuneration of directors and members of the executive management team and amounts due as of December 31, 2024, were as follows:

33

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

15. RELATED PARTY TRANSACTIONS (continued)

	Years Ended December 31,
	2024	2023
	$	$
Equity compensation	7,399	4,115
Salaries, bonuses, benefits and directors' fees included in general & administrative expenses	2,639	5,189
Salaries, bonuses and benefits included in exploration expenditures	305	180
Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	439	625
	10,782	10,109

	December 31, 2024	December 31, 2023
	$	$
Total due to directors	111	66

As of January 23, 2025, the Company entered into new employment contracts with certain members of the executive management team. These contracts were implemented to ensure compliance with Swiss law and include amendments to provisions related to termination and termination upon a change of control.

In consideration for entering into these new employment agreements, the affected executive management team members were granted restricted share units, with a total aggregate grant value of $3,856 for all impacted individuals.

16. GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses:

	Years Ended December 31,
	2024	2023	2022
	$	$	$
Salaries, benefits and directors' fees	6,017	10,310	5,200
Office and administration	2,836	4,918	2,981
Professional fees	3,565	3,541	4,127
Regulatory and filing fees	381	269	165
Travel	531	1,074	336
Investor relations	764	848	350
Depreciation	560	441	180
	14,654	21,401	13,339

34

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

17. EXPLORATION AND EVALUATION EXPENDITURES

The following table summarizes the Company’s exploration and evaluation expenditures:

	Years Ended December 31,
	2024			2023			2022
	Millennial Projects	Other	Total	Millennial Projects	Other	Total	Millennial Projects	Total
	$	$	$	$	$	$	$	$
Consulting and salaries	4,372	1,641	6,013	6,086	3,153	9,239	1,700	1,700
Permitting and environmental	222	-	222	-	-	-	5	5
Field supplies and other	2,289	-	2,289	5,986	10	5,996	2,673	2,673
Depreciation	207	-	207	468	-	468	199	199
Drilling and geological expenses	1,347	-	1,347	5,511	-	5,511	156	156
Total exploration expenditures	8,437	1,641	10,078	18,051	3,163	21,214	4,733	4,733

18. FINANCE COSTS

The following table summarizes the Company’s finance costs:

	Years Ended December 31,
	2024	2023	2022
	$	$	$
Interest on convertible notes	25,134	22,623	20,496
Interest on credit facilities	-	-	335
Other	42	79	43
	25,176	22,702	20,874

19. TRANSACTION COSTS

	Years Ended December 31
	2024	2023	2022
	$	$	$
Transaction costs	6,818	7,569	-
	6,818	7,569	-

Transaction costs for the year ended December 31, 2024, totaled $6,818, which included legal fees, consulting and advisory fees, and audit fees, primarily related to the Continuation (Note 1). In comparison, transaction costs for the year ended December 31, 2023, amounted to $7,569, primarily related to the Separation (Note 4).

35

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

20. FINANCE AND OTHER INCOME

The following table summarizes the Company’s finance and other income:

	Years Ended December 31,
	2024	2023	2022
	$	$	$
Interest on loans to Exar Capital	44,043	33,068	17,602
Interest on loans to Minera Exar	2,355	-	-
Interest on cash and cash equivalents and deposits	4,217	19,188	7,115
Other	1,172	643	582
	51,787	52,899	25,299

21. SEGMENTED INFORMATION

The Company is engaged in production, exploration and development of mineral properties in Argentina. Operating segments are reported in a manner consistent with the internal reporting to the executive leadership team who act as the operating decision-makers. The company has identified two operating segments which include Cauchari-Olaroz, Pastos Grandes Basin. Discontinued operations includes results from the Thacker Pass project. (Note 4). The Company’s reportable segments and corporate assets are summarized in the following tables:

	Cauchari- Olaroz $	Pastos Grandes Basin $	Corporate $	Total $
As at December 31, 2024
Property, plant and equipment	-	8,584	404	8,988
Exploration and evaluation assets	-	343,779	15	343,794
Total assets	421,270	614,286	95,667	1,131,223
Total liabilities	-	(575)	(239,718)	(240,293)
For the year ended December 31, 2024
Property, plant and equipment additions	-	764	207	971
(Loss)/income	(28,232)	4,614	8,378	(15,240)
Exploration expenditures	-	(9,819)	(259)	(10,078)
Interest expense	-	-	(25,176)	(25,176)

36

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

21. SEGMENTED INFORMATION (continued)

	Thacker Pass $	Cauchari- Olaroz $	Pastos Grandes Basin $	Corporate $	Total $
As at December 31, 2023
Property, plant and equipment	-	-	8,372	873	9,245
Exploration and evaluation assets	-	-	343,078	14	343,092
Total assets	-	387,844	536,364	130,818	1,055,026
Total liabilities	-	-	(1,858)	(224,237)	(226,095)
For the year ended December 31, 2023
Property, plant and equipment additions	-	-	4,789	559	5,348
Income from discontinued operations	1,256,294	-	-	14,494	1,270,788
Income/(loss) from continuing operations	-	16,211	(7,399)	8,769	17,581
Exploration expenditures	-	-	(20,623)	(591)	(21,214)
Interest expense	-	-	-	(22,702)	(22,702)

The Company’s non-current assets are segmented geographically as follows:

	Canada $	Argentina $	Total $
Non-current assets (1)
As at December 31, 2024	244	385,457	385,701
As at December 31, 2023	571	411,347	411,918

1 Non-current assets attributed to geographical locations exclude financial and other assets.

22. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Arena Minerals Acquisition

On April 20, 2023, the Company completed the acquisition of Arena Minerals (Note 6). The acquisition of Arena Minerals involved non-cash financing activities, as the total consideration of $185,805 was settled as follows:

•
Issuance of common shares: $163,203 (non-cash financing activity)

•
Pre-existing investment in Arena Minerals: $18,388

•
Transaction costs: $4,186 (cash outflow reported in investment activities)

•
Cash: $28 (cash outflow reported in investment activities)

The issuance of common shares represents a non-cash financing activity resulting in an increase in equity.

37

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

22. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (continued)

The Separation transaction

As part of the separation of the Company’s North American business into Lithium Argentina and Lithium Americas (NewCo) (Note 4), the following non-cash activities occurred:

•
Dividend payable of $1,680,501 settled through the distribution of assets (non-cash financing activity).

•
Net assets transferred to shareholders: $412,947 (non-cash investing activity).

The dividend payable, settled through asset distribution, is a non-cash financing activity. The net assets transferred to Lithium Americas (NewCo) were part of a non-cash investing activity.

23. INCOME TAXES

Income tax recognized in profit or loss is comprised of the following:

	Years ended December 31,
	2024	2023
	$	$
Deferred income tax (recovery)/expense	(10,659)	10,659
Total income tax (recovery)/expense	(10,659)	10,659

A reconciliation of income taxes at Canadian statutory rates with reported taxes is as follows:

	Years ended December 31,
	2024	2023	2022
	$	$	$

(Loss)/income from continuing operations before taxes	(25,899)	28,240	(32,527)
Income/(loss) from discontinuing operations before taxes	-	1,270,788	(61,041)
Total (loss)/income before taxes	(25,899)	1,299,028	(93,568)

Statutory tax rate	27%	27%	27%

Expected income tax (recovery)/expense at statutory tax rate	(6,993)	350,737	(25,263)

Items not taxable for income tax purposes	(4,311)	(348,159)	9,846
Effect of lower tax rate in foreign jurisdiction	-	(162)	3,048
Foreign exchange related to the weakening of the Argentine Pesos	-	5,670	-
Change in unrecognized deferred tax assets and other	645	2,573	12,369
Tax (recovery)/expense	(10,659)	10,659	-

38

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

23. INCOME TAXES (continued)

The significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2024	December 31, 2023
	$	$
Deferred tax assets:
Tax loss carryforwards	8,351	16,498
Loans to Exar Capital	217	217
Exploration and evaluation assets	21	-
Capital assets	5,234	95
Investment in Cauchari-Olaroz project	71	-
Other	-	268
Deferred tax assets	13,894	17,078

Deferred tax liabilities:
Investment in Cauchari-Olaroz project	-	(1,313)
Investment in Arena Minerals	-	(10,659)
Financing costs	(2,295)	(2,295)
Convertible debt	(11,290)	(13,470)
Other	(309)	-
Deferred tax liabilities	(13,894)	(27,737)

Deferred income tax liability	-	(10,659)

Deductible temporary differences for which no deferred tax assets are recognized as follows:

	December 31, 2024	December 31, 2023
	$	$
Tax loss carryforwards	45,848	48,771
Other	32,564	25,965
	78,412	74,736

The Company had deductible temporary differences for which deferred tax assets have not been recognized because it is not probable that future profits will be available against which the Company can utilize the benefits. The Company completed the Continuation from Canada to Switzerland on January 23, 2025, as such, the Canadian tax losses and other Canadian tax attributes are not available for carry forward to future years after the Continuation. The deductible temporary differences for which no deferred tax assets have been recognized in Canada are $62,372 (2023 – $101,545) and in Argentina are $14,405 (2023 – $8,330).

The Company recognized a deferred tax recovery of $10,659 during the year ended December 31, 2024, due to inflation adjustments on the tax basis of Pastos Grandes assets in Argentina partially offset by the weakening of the Argentine Peso against the US dollar on the tax basis of Pastos Grandes assets.

39

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

24. FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs are available. A financial instrument is classified at the lowest level of the hierarchy for which a significant input has been used in measuring fair value.

The Convertible Notes derivatives (Note 13) are classified at level 2 of the fair value hierarchy and are measured at fair value on the statement of financial position on a recurring basis. Cash and cash equivalents, receivables and payable associated with lithium carbonate sales and purchases, other receivables/payables, and the debt host of the Convertible Notes are measured at amortized cost on the statement of financial position. As at December 31, 2024, the fair value of financial instruments measured at amortized cost approximates their carrying value.

The Company manages risks to minimize potential losses. The primary objective of the Company’s risk management process is to ensure that the risks are properly identified and monitored, and that the capital base maintained by the Company is adequate in relation to those risks. The principal risks impacting the Company’s financial instruments are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, receivables from the two purchasers of lithium carbonate, long-term receivable from JEMSE, and receivables related to loans advanced to Exar Capital and Minera Exar (refer Note 7, 8, 9 and 10).

The Company’s maximum exposure to credit risk for cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital is the amount disclosed in the consolidated statements of financial position. The Company limits its exposure to credit loss on cash and cash equivalents by placing its cash and cash equivalents with two major financial institutions and investing in only short-term obligations, with expected credit losses on cash and cash equivalents estimated to be de minimis. As of December 31, 2024, the Company holds a significant portion of its cash and cash equivalents with a single financial institution. This concentration exposes the Company to credit risk in the event that the financial institution encounters liquidity or credit issues.

The Company has assessed the creditworthiness of this institution and believes that the risk of default is minimal, given its credit rating. However, the Company intends to further mitigate this risk by diversifying its cash holdings to additional financial institutions subsequent to the year-end. This strategy is designed to reduce concentration risk and enhance overall liquidity management. The Company and its subsidiaries and investees, including Minera Exar, may from time to time make short-term investments in Argentine government securities, financial instruments guaranteed by Argentine banks, and other Argentine securities. These investments may or may not result in short-term gains or losses.

40

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

24. FINANCIAL INSTRUMENTS (continued)

The Central Bank of Argentina maintains certain currency controls that limit the Company's ability to remit cash to and from Argentina. Blue chip swaps are trade transactions that effectively allow companies to transfer US dollars into and out of Argentina at market exchange rates. The Company used this mechanism to transfer funds to Argentina, which resulted in foreign exchange gain due to the divergence between the Blue Chip Swap market exchange rate and the official Argentine Central Bank rate.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions, in order to estimate and maintain sufficient reserves of cash and cash equivalents to meet its liquidity requirements in both the short and long-term. The Company prepares annual budgets, which are regularly monitored and updated as considered necessary.

As at December 31, 2024, the Company had $75,000 available under its undrawn limited recourse loan facility with Ganfeng. As at December 31, 2024, the Company had a cash and cash equivalents balance of $85,543 and receivables from purchasers for lithium carbonate of $17,436 to settle current liabilities of $31,835 (excluding equity-settleable convertible notes).

The following table summarizes the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

	Years ending December 31,
	2025	2026	2027 and later	Total
	$	$	$	$
Convertible senior notes (including interest)	4,528	4,528	261,014	270,070
Accounts payable and accrued liabilities	29,527	-	-	29,527
Obligations under office leases¹	249	22	-	271
Total	34,304	4,550	261,014	299,868

¹Include principal and interest/finance charges.

The Convertible Notes were classified as current liabilities as at December 31, 2024, since the Notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the Notes would be convertible at the option of the holders and upon conversion, the Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof (Note 13).

The above table summarizes the contractual maturities as at December 31, 2024, with respect to the Convertible Notes assuming such conditions will not be satisfied before the due date.

Market Risk

Market risk encompasses a range of risks. Movement in risk factors, such as market price risk, the Company’s share price, and currency risk, can affect the fair values of financial assets and liabilities. The Company is exposed to foreign currency risk, as described below.

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations, which may affect its financial results.

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LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

24. FINANCIAL INSTRUMENTS (continued)

The Company and its subsidiaries and associates have a US dollar functional currency, and it incurs expenditures in Canadian dollars (“CDN$”), Argentine Pesos (“ARS$”) and US$, with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries and investees. As at December 31, 2024, the Company held nominal amounts in CDN$ and ARS$ denominated cash and cash equivalents.

25. CAPITAL DISCLOSURE

The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern in order to pursue the exploration and development of its mineral properties, as well as those of its associates, and to maintain a flexible capital structure. The capital structure of the Company consists of long-term borrowings, project debt facilities, and equity attributable to common shareholders, comprising issued capital, contributed surplus, and deficit. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

To carry out the planned exploration and development of its projects and cover administrative costs, the Company will use its existing working capital, draw on its limited recourse loan facility, or raise additional funds as needed and if available.

Management reviews its capital management approach on an ongoing basis and believes that, given the relative size of the Company, this approach is reasonable. There were no changes in the Company’s approach to capital management during the year ended December 31, 2024.

26. SUBSEQUENT EVENTS

a)
On January 23, 2025, the Company completed the Continuation from Canada to Switzerland. As a result of the Continuation, Lithium Argentina's shares were established with a nominal par value of $0.01 per share, resulting in share capital of $1,619 and a capital reserve of $1,499,682.

The share capital is fully paid-in, meaning that the entire issue price of the shares has been fully paid to Lithium Argentina. Lithium Argentina has one class of shares outstanding, being the Common Shares. The Common Shares are not convertible into shares of any other class or series.

b)
As of January 23, 2025, the Company entered into new employment contracts with certain members of the executive management team. These contracts were implemented to ensure compliance with Swiss law and include amendments to provisions related to termination and termination upon a change of control.

In consideration for entering into these new employment agreements, the affected executive management team members were granted restricted share units, with a total aggregate grant value of $3,856 for all impacted individuals.

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